SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


          Report on Form 6-K the period from 31 July to 11 August 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 31 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 28 July 2006 the Company had 514,650,768 Ordinary shares in issue.

     2. A notification dated 31 July 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 6,427 Ordinary shares in the Company in which the directors have a technical interest.
     3. A notification dated 31 July 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 28,684 Ordinary shares in the Company in which the directors have a technical interest.
     4. A notification dated 1 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 31 July 2006 the Company had 514,724,693 Ordinary shares in issue.
     5. A notification dated 2 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 1 August 2006 the Company had 514,726,804 Ordinary shares in issue.
     6. A notification dated 2 August 2006 advising of the publication of the Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Nine Months Results for the period ended 30 June 2006 of The BOC Group plc.
     7. A notification dated 3 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 2 August 2006 the Company had 514,766,218 Ordinary shares in issue.
     8. A notification dated 4 August 2006 advising that UBS AG have a 8.00% interest in the issued Ordinary share capital of the Company.
     9. A notification dated 4 August 2006 advising of the exercise of options over 218,687 Ordinary shares in the Company and subsequent sale of 162,170 shares by S J Dempsey, a person discharging managerial responsibility within the BOC Group.
     10.  A notification dated 4 August 2006 in accordance with Rules 8.1(a) and
          (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
     11. A notification dated 7 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 4 August 2006 the Company had 514,984,844 Ordinary shares in issue.
     12. A notification dated 7 August 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 9,396 Ordinary shares in the Company in which the directors have a technical interest.
     13. A notification dated 8 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 7 August 2006 the Company had 514,985,344 Ordinary shares in issue.
     14. A notification dated 9 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 8 August 2006 the Company had 515,011,068 Ordinary shares in issue.
     15. A notification dated 9 August 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 6,583 Ordinary shares in the Company in which the directors have a technical interest.
     16. A notification dated 10 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 9 August 2006 the Company had 515,031,068 Ordinary shares in issue.
     17. A notification dated 11 August 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 31 JULY 2006
                  AT 08.54 HRS UNDER REF: PRNUK-3107060853-35CE



31 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 28 July 2006 it had in issue 514,650,768 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 31 JULY 2006
                  AT 10.02 HRS UNDER REF: PRNUK-3107061001-6878



31 July 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 28 July 2006 of 6,427 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 6,427 Ordinary shares, the Trustee now holds 4,252,259 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,252,259 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 31 JULY 2006
                  AT 13.46 HRS UNDER REF: PRNUK-3107061345-D51A


31 July 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 31 July 2006 of 28,684 Ordinary shares of 25p each in the Company at an average exercise price of 942p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 28,684 Ordinary shares, the Trustee now holds 4,223,575 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,223,575 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 1 AUGUST 2006
                  AT 08.57 HRS UNDER REF: PRNUK-0108060855-63BF


1 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 31 July 2006 it had in issue 514,724,693 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 2 AUGUST 2006
                  AT 09.02 HRS UNDER REF: PRNUK-0208060901-DC69



2 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 1 August 2006 it had in issue 514,726,804 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                     THE BOC GROUP plc ANNOUNCEMENT RELEASED
                     TO A REGULATORY INFORMATION SERVICE ON
                   2 AUGUST 2006 AT 17.11 HRS UNDER REF: 1699H


Publication of Prospectus


The following prospectus has been approved by the UK Listing Authority and is available for viewing:


Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Nine Months Results for the period ended 30 June 2006 of The BOC Group plc


To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/1699h_-2006-8-2.pdf


For further information, please contact

Peter Turner - Director, Taxation and Treasury
The BOC Group plc
Telephone:  01276 477222

Sarah Larkins - Assistant Company Secretary
The BOC Group plc
Telephone:01276 477222

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 3 AUGUST 2006
                  AT 09.04 HRS UNDER REF: PRNUK-0308060903-FA67



3 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 2 August 2006 it had in issue 514,766,218 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 AUGUST 2006
                  AT 10.57 HRS UNDER REF: PRNUK-0408061051-89A7


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------
1.  Name of company                   2.  Name of shareholder having
                                          a major interest
--------------------------------------------------------------------------------
    THE BOC GROUP plc                     UBS AG
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.  Please state whether notification 4.  Name of the registered holder(s) and,
    indicates that it is in respect of    if more than one holder, the number
    holding of the shareholder            of shares held by each of them
    named in 2 above or in respect of
    a non-beneficial interest or in
    the case of an individual holder
    if it is a holding of that
    person's spouse or children under
    the age of 18
---------------------------------------- ---------------------------------------
    NOTIFICATION IN RESPECT OF THE        UBS AG LONDON BRANCH - 39,949,864
    PARTY NAMED IN 2 ABOVE                UBS GLOBAL ASSET MANAGEMENT LIFE
                                          LIMITED - 1,226,243
                                          UBS SECURITIES LLC - 7,020
                                          UBS FINANCIAL SERVICES INC - 900
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.  Number of         6. Percentage   7.  Number of         8.  Percentage
    shares/amount        of issued        shares/amount         of issued
    of stock acquired    class            of stock disposed     class
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9.  Class of security                 10. Date of           11. Date company
                                          transaction           informed
--------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH           2 AUGUST 2006     4 AUGUST 2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12. Total holding following this      13. Total percentage holding of issued
    notification                          class following this notification
--------------------------------------------------------------------------------
    41,184,027                             8.00%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. Any additional information        15. Name of contact and telephone number
                                          for queries

--------------------------------------------------------------------------------
    IN A LETTER DATED 3 AUGUST 2006,      SARAH LARKINS
    THE BOC GROUP  plc HAS BEEN           ASSISTANT COMPANY SECRETARY
    ADVISED THAT UBS AG HOLDS A 8.00%     01276 807383
    (PREVIOUSLY 7.57%) INTEREST IN
    THE ORDINARY SHARE  CAPITAL OF
    THE COMPANY.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification
--------------------------------------------------------------------------------
    SARAH LARKINS
--------------------------------------------------------------------------------

Date of notification   4 AUGUST 2006

--------------------------------------------------------------------------------

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 AUGUST 2006
                  AT 11.36 HRS UNDER REF: PRNUK-0408061134-D94F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes
      1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

       Please complete all relevant boxes should in block capital letters.
---------------------- ------ --------------------------------------------------
1.  Name of the issuer                2.  State whether the notification relates
                                          to (i) a transaction notified in
                                          accordance with DR 3.1.4R(1)(a); or

                                          (ii) DR 3.1.4(R)(1)(b) a disclosure
                                          made in accordance with section 324
                                          (as extended by section 328) of
                                          the Companies Act 1985; or

                                          (iii) both (i) and (ii)

    THE BOC GROUP plc                     IN ACCORDANCE WITH (i) ABOVE
---------------------- ------ --------------------------------------------------
3.  Name of person discharging        4.  State whether notification
    managerial relates to a person        connected with a person
    responsibilities/director             discharging managerial
                                          responsibilities/director named in 3
                                          and identify the connected person

    STEPHEN JAMES DEMPSEY                  N/A
--------------------------------------------------------------------------------
5.  Indicate whether the notification 6.  Description of shares (including
    is in respect of a holding of the     (class), debenture or derivative or
    person referred to in 3 or 4          financial instruments relatring
    above or in respect of a              to shares
    non-beneficial interest

    IN RESPECT OF A HOLDING OF THE        ORDINARY SHARES OF 25P EACH
    PERSON DISCHARGING MANAGERIAL
    RESPONSIBILITY IN 3 ABOVE

--------------------------------------------------------------------------------
7. Name of registered shareholders(s)8. State the nature of the transaction and, if 8more than one, the number of shares held by each of them

    STEPHEN JAMES DEMPSEY                 EXERCISE OF A TOTAL OF 218,687
                                          EXECUTIVE SHARE OPTIONS AND LTIP
                                          OPTIONS GRANTED IN FEBRUARY 1999,
                                          MAY 2000, FEBRUARY 2001, FEBRUARY 2002
                                          AND FEBRUARY 2003 & SUBSEQUENT SALE
                                          OF 162,170 SHARES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9.  Number of shares, debentures or   10. Percentage of issued class acquired
    financial instruments relating to     (treasury shares of that class
    shares acquired                       should not be taken into account when
                                          calculating percentage)

    218,687                                                0.04%
--------------------------------------------------------------------------------
11. Number of shares, debentures or   12. Percentage of issued class disposed
    financial instruments relating to     (treasury shares of that class should
    shares disposed                       not be taken into account when
                                          calculating percentage)

    162,170                               0.03%
--------------------------------------------------------------------------------
13. Price per share or value of       14. Date and place of transaction
    transaction

    15,000 AT 851P; 87,500 AT 937P;       3 AUGUST 2006, WINDLESHAM
    35,000 AT 993P; 45,000 AT 1016P;
    26,791 AT 776P AND 9,396 AT NIL
    VALUE (EXERCISE)

    162,170 AT 1604P PER SHARE (SALE)
--------------------------------------------------------------------------------
15. Total holding following           16. Date issuer informed of transaction
    notification and total percentage
    holding following notification
    (any treasury shares should not
    be taken into account when
    calculating percentage)

    61,693 SHARES / 90,940 OPTIONS        4 AUGUST 2006
--------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
--------------------------------------------------------------------------------
17  Date of grant                     18. Period during which or date on which
                                          it can be exercised

--------------------------------------------------------------------------------
19. Total amount paid (if any) for    20. Description of shares or debentures
    grant of the option                   involved (class and number)

--------------------------------------------------------------------------------
21. Exercise price (if fixed at time  22. Total number of shares or debentures
    of grant) or indication that price    over  which  options held following
    is to be fixed at the time of         notification
    exercise

--------------------------------------------------------------------------------
23. Any additional information        24. Name of contact and telephone number
                                          for queries


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification 4 AUGUST 2006
--------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 4 AUGUST 2006
                  AT 15.38 HRS UNDER REF: PRNUK-0408061537-9F84

                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)



1.      KEY INFORMATION

------------------------------------------------------ -----------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule
------------------------------------------------------ -----------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ -----------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence
each being disclosed relate (Note 2)
------------------------------------------------------ -----------------------------------------------------------------------
Date of dealing                                        See attached Schedule
------------------------------------------------------ -----------------------------------------------------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ---------------------------------
                                                                       Long                               Short

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
                                                            Number               (%)               Number             (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(1) Relevant securities                                  See attached       See attached        See attached          See
                                                           Schedule           Schedule            Schedule         attached
                                                                                                                   Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
Total                                                    See attached       See attached        See attached          See
                                                           Schedule           Schedule            Schedule         attached
                                                                                                                   Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- ------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ---------------------------------
Class of relevant security:                                            Long                               Short

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
                                                            Number               (%)               Number             (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(1) Relevant securities                                       N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------

                                                                   Page 15 of 29



(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
Total                                                         N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------

(c) Rights to subscribe (Note 3)

------------------------------------------------------ -----------------------------------------------------------------------
Class of relevant security:                            Details


------------------------------------------------------ -----------------------------------------------------------------------
Ordinary Shares of 25p each                            See attached Schedule
------------------------------------------------------ -----------------------------------------------------------------------


3.      DEALINGS (Note 4)

(a)      Purchases and sales

--------------------------------------------- ------------------------------------------ -------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -------------------------------------
See attached Schedule
--------------------------------------------- ------------------------------------------ -------------------------------------


(b) Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- ----------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- ----------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- ----------------------------

(c) Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

---------------------- ----------------- ----------------------- -------------- ------------------ ----------- ---------------
Product name,          Writing,          Number of securities    Exercise       Type, e.g.         Expiry      Option money
e.g. call option       selling,          to which the option     price          American,          date        paid/received
                       purchasing,       relates (Note 7)                       European etc.                  per unit
                       varying etc.                                                                            (Note 5)
---------------------- ----------------- ----------------------- -------------- ------------------ ----------- ---------------
N/A                    N/A               N/A                     N/A            N/A                N/A         N/A
---------------------- ----------------- ----------------------- -------------- ------------------ ----------- ---------------

(ii)    Exercising

--------------------------------------------- ------------------------------------------ -------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -------------------------------------

(d) Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ -------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable)
                                                                                         (Note 5)
--------------------------------------------- ------------------------------------------ -------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -------------------------------------

                                                                   Page 16 of 29



4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


------------------------------------------------------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
------------------------------------------------------------------------------------------------------------------------------
None

------------------------------------------------------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


---------------------------------------------------------------------------- -------------------------------------------------
Date of disclosure                                                           4 August 2006
---------------------------------------------------------------------------- -------------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- -------------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- -------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- -------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their
                                                                             close relatives and related trusts) of The BOC
                                                                             Group plc and its subsidiaries and fellow
                                                                             subsidiaries and their associated companies.
---------------------------------------------------------------------------- -------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
          For category 3 associates the period 28 July to 4 August 2006

Part A - Purchases and Sales
------------------------------ ---------------- ------------------ ----------------- -------------- --------------------------
                                                                                                    Resultant holding of
                                                                                                    shares
                                                                                                    (excl. shares under
Name                           Date of dealing  Purchase/Sale      Number of shares Price ((pound)) option)

                                                                                                    Number
                                                                                                      %
------------------------------ ---------------- ------------------ ----------------- -------------- --------------------------
Kevin BAUDHUIN                 28/07/2006       Purchase (LTIP)    6,427             Nil Cost       6,427         0.001%
------------------------------ ---------------- ------------------ ----------------- -------------- ------------- ------------
Roger DIXON                    18/07/2006       Sale               959               1598p          Nil           0.00%
------------------------------ ---------------- ------------------ ----------------- -------------- ------------- ------------
Gerald Finbarr Healy DONOVAN   01/08/2006       Purchase (SAYE)    293               870p           1,879         0.0004%
------------------------------ ---------------- ------------------ ----------------- -------------- ------------- ------------
Steven ELLIS                   26/07/2006       Sale (ESOS)        1,203             1603p          1,673         0.0003%
------------------------------ ---------------- ------------------ ----------------- -------------- ------------- ------------



                                                                   Page 18 of 29



Part B - Exercising Options
------------------------------- ----------------- ----------------- ------------------ --------------- ---------------------
                                                                                                       Resultant holding
                                                  Product name      Number of shares   Exercise        of shares under
Name                            Date of exercise  (e.g.             acquired           price ((pound)) per option
                                                  option/award)                        share           Number            %
------------------------------- ----------------- ----------------- ------------------ --------------- ------------ --------
Kevin BAUDHUIN                  28/07/2006        Option (LTIP)     6,427              Nil Cost        81,626       0.016%
------------------------------- ----------------- ----------------- ------------------ --------------- ------------ --------
Gerald Finbarr Healy DONOVAN    01/08/2006        Option (SAYE)     293                870p            7,835        0.002%
------------------------------- ----------------- ----------------- ------------------ --------------- ------------ --------
Steven ELLIS                    26/07/2006        Option (ESOS)     1,203              873.25p         16,035       0.003%
------------------------------- ----------------- ----------------- ------------------ --------------- ------------ --------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 7 AUGUST 2006
                  AT 09.05 HRS UNDER REF: PRNUK-0708060902-F829



7 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 4 August 2006 it had in issue 514,984,844 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 7 AUGUST 2006
                  AT 10.04 HRS UNDER REF: PRNUK-0708061003-A35E

7 August 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 7 August 2006 of 9,396 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 9,396 Ordinary shares, the Trustee now holds 4,214,179 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,214,179 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 8 AUGUST 2006
                  AT 09.00 HRS UNDER REF: PRNUK-0808060859-AB3F



8 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 7 August 2006 it had in issue 514,985,344 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 9 AUGUST 2006
                  AT 08.51 HRS UNDER REF: PRNUK-0908060850-DF59



9 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 8 August 2006 it had in issue 515,011,068 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 9 AUGUST 2006
                  AT 16.37 HRS UNDER REF: PRNUK-0908061636-4DAC



9 August 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 9 August 2006 of 6,583 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 6,583 Ordinary shares, the Trustee now holds 4,207,596 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,207,596 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 10 AUGUST 2006
                  AT 08.49 HRS UNDER REF: PRNUK-1008060848-C32B


10 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 9 August 2006 it had in issue 515,031,068 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 11 AUGUST 2006
                  AT 15.16 HRS UNDER REF: PRNUK-1108061514-74BD

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.       KEY INFORMATION
------------------------------------------------------ -----------------------------------------------------------------------
Name of person dealing (Note 1)                        Peter HYLAND
------------------------------------------------------ -----------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ -----------------------------------------------------------------------
Class of relevant security to which the dealings Ordinary shares of 25 pence each being disclosed relate (Note 2)
------------------------------------------------------ -----------------------------------------------------------------------
Date of dealing                                        21 July 2006
------------------------------------------------------ -----------------------------------------------------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ---------------------------------
                                                                       Long                               Short

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
                                                            Number               (%)               Number             (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(1) Relevant securities                                       NIL               0.00%                N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
Total                                                         NIL               0.00%                N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ---------------------------------
Class of relevant security:                                            Long                               Short

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
                                                            Number               (%)         Number                   (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(1) Relevant securities                                       N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------


                                                                   Page 26 of 29


(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------
Total                                                         N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ------------

(c)     Rights to subscribe (Note 3)

------------------------------------------------------ -----------------------------------------------------------------------
Class of relevant security:                            Details


------------------------------------------------------ -----------------------------------------------------------------------
Ordinary Shares of 25p each                            9,912
------------------------------------------------------ -----------------------------------------------------------------------


3.      DEALINGS (Note 4)

(a)     Purchases and sales

--------------------------------------------- ------------------------------------------ -------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -------------------------------------
Sale                                          1,275                                      1602p
--------------------------------------------- ------------------------------------------ -------------------------------------


(b)     Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- ----------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- ----------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- ----------------------------

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

----------------------- ------------------ ------------------------ --------------- ---------------- ------------ ------------
Product name,           Writing,           Number of securities     Exercise        Type, e.g.       Expiry       Option
e.g. call option        selling,           to which the option      price           American,        date         money
                        purchasing,        relates (Note 7)                         European etc.                 paid/received
                        varying etc.                                                                              per unit
                                                                                                                  (Note 5)
----------------------- ------------------ ------------------------ --------------- ---------------- ------------ ------------
N/A                     N/A                N/A                      N/A             N/A              N/A          N/A
----------------------- ------------------ ------------------------ --------------- ---------------- ------------ ------------

(ii)    Exercising

--------------------------------------------- ------------------------------------------ -------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -------------------------------------

(d)     Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ -------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable)
                                                                                         (Note 5)
--------------------------------------------- ------------------------------------------ -------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -------------------------------------

                                                                   Page 27 of 29


4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


------------------------------------------------------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
------------------------------------------------------------------------------------------------------------------------------
None

------------------------------------------------------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


---------------------------------------------------------------------------- -------------------------------------------------
Date of disclosure                                                           11 August 2006
---------------------------------------------------------------------------- -------------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- -------------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- -------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- -------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their
                                                                             close relatives and related trusts) of The BOC
                                                                             Group plc and its subsidiaries and fellow
                                                                             subsidiaries and their associated companies.
---------------------------------------------------------------------------- -------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  August 14, 2006



                                  By:       /s/  Sarah Larkins
                                           -----------------------------------
                                           Name:  Sarah Larkins
                                           Title: Assistant Company Secretary